                                UNITED STATES             ----------------------
                    SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
                            WASHINGTON, D.C.  20549       ----------------------
                                                          OMB Number:  3235-0145
                                SCHEDULE 13D              Expires:  October 31,
                                                                    1994
                                                          Estimated average
                                                          burden hours per
                                                          form . . . . 14.90
                                                          ----------------------
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     1     )*
                                        -----------
                        Greenwich Financial Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)
                    Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   39682910
- --------------------------------------------------------------------------------
                                 (CUSIP Number)
                            James L. Mitchell, Esq.
            Executive Vice President, General Counsel and Secretary
                         First Fidelity Bancorporation
                                550 Broad Street
                           Newark, New Jersey  07102
                                (201) 565-3200
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 31, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 396810                                        PAGE 1 OF 4 PAGES
          ------

  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            First Fidelity Bancorporation
            22-2826775

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*           (a) [ ]
                                                                      (b) [ ]

  3         SEC USE ONLY

  4         SOURCE OF FUNDS
            WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) [ ]


  6         CITIZENSHIP OR PLACE OF ORGANIZATION
            New Jersey

        NUMBER OF          7          SOLE VOTING POWER
          SHARES                      0*
       BENEFICIALLY
         OWNED BY          8          SHARED VOTING POWER
           EACH                       0
        REPORTING
          PERSON           9          SOLE DISPOSITIVE POWER
           WITH                       0*

                           10         SHARED DISPOSITIVE POWER
                                      0

  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0*

  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

  14         TYPE OF REPORTING PERSON*
             HC;CO





- ----------------------------------

     *Beneficial ownership of 290,980 shares of Common Stock was reported hereunder solely as a result of the Option Agreement described in Item 4. As a result of the Merger, on January 31, 1994, between Greenwich Financial Corporation and a wholly owned subsidiary of First Fidelity Bancorporation, such Option Agreement was terminated and all of the Common Stock was cancelled without such Option ever having been exercised.

                                  SCHEDULE 13D

CUSIP NO. 396810                                        PAGE 2 OF 4 PAGES
          ------

  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Northeast Bancorp, Inc.
                 06-0888448

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*      (a) [ ]
                                                                 (b) [ ]

  3         SEC USE ONLY

  4         SOURCE OF FUNDS
            WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(e) [ ]


  6         CITIZENSHIP OR PLACE OF ORGANIZATION
            New Jersey

        NUMBER OF          7          SOLE VOTING POWER
          SHARES                      0*
       BENEFICIALLY
         OWNED BY          8          SHARED VOTING POWER
           EACH                       0
        REPORTING
          PERSON           9          SOLE DISPOSITIVE POWER
           WITH                       0*

                           10         SHARED DISPOSITIVE POWER
                                      0

  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0*

  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*

  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

  14         TYPE OF REPORTING PERSON*
             HC;CO





- ----------------------------------

     *Beneficial ownership of 290,980 shares of Common Stock was reported hereunder solely as a result of the Option Agreement described in Item 4. As a result of the Merger, on January 31, 1994, between Greenwich Financial Corporation and a wholly owned subsidiary of Northeast Bancorp Inc., such Option Agreement was terminated and all of the Common Stock was cancelled without such Option ever having been exercised.

   First Fidelity Bancorporation ("First Fidelity"), a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and one of its wholly owned subsidiaries, Northeast Bancorp, Inc. ("Northeast"), a Connecticut corporation registered as a bank holding company under the BHCA, hereby amend and supplement their
Schedule 13D, originally filed on August 9, 1993 (the "Original 13D"), with respect to their deemed beneficial ownership of shares of Common Stock, par value $0.01 per share ("Common Stock") of Greenwich Financial Corporation ("GFC"), a Delaware corporation. Capitalized terms used herein but not otherwise defined shall have the meanings given to such terms in the Original
Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION.

   The response set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

   On January 31, 1994, upon satisfaction or waiver of all conditions specified in the Merger Agreement, the Merger was consummated in accordance with the terms of the Merger Agreement and each outstanding share of Common Stock was converted into the right to receive $16.00 in cash without interest. In connection with the Merger, the Option Agreement was terminated in accordance with its terms. Neither the Company nor Northeast exercised any rights to purchase Common Stock pursuant to the Option Agreement.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

   The response set forth in Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following:

   In connection with consummation of the Merger on January 31, 1994, the Option was cancelled without having been exercised and the Option Agreement was terminated. As a result of the Merger, all of the Common Stock was converted into the right to receive Cash Consideration and GFC no longer is an independent, publicly-traded company.

                                   SIGNATURE
   After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  March 28, 1994

                                        FIRST FIDELITY BANCORPORATION



                                        By:   /s/ Wolfgang Schoellkopf
                                           ----------------------------------

                                        Name:    Wolfgang Schoellkopf
                                        Title:   Vice Chairman and
                                                 Chief Financial Officer

                                        NORTHEAST BANCORP, INC.



                                        By:   /s/ Wolfgang Schoellkopf
                                           ----------------------------------
                                        Name:    Wolfgang Schoellkopf
                                        Title:   Vice Chairman and Treasurer